

November 15, 2023

Matthew Preston
Chief Financial Officer
Intrepid Potash, Inc.
707 17th Street, Suite 4200
Denver, CO 80202

> **Re: Intrepid Potash, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed March 7, 2023**
> **Response Dated October 30, 2023**
> **File No. 001-34025**

Dear Matthew Preston:

We have reviewed your October 30, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 15, 2023 letter.

Form 10-K for Fiscal Year Ended December 31, 2022

Financial Statements
Note 17 - Business Segments, page 98

1. We note that you have proposed to expand future disclosures in response to prior comment 4, to explain how the segment performance measures generally reconcile to consolidated income before taxes. However, the required reconciliations should separately identify, describe and quantify each significant adjustment that is necessary to reconcile the measures of segment profit or loss to consolidated income before taxes, for each period for which segment information is required.

   Please refer to FASB ASC 280-10-50-30 and 50-31, and the illustrative examples in FASB ASC 280-10-55-49 and 55-50 if you require further guidance.

General, page A-1

2.   We note your response to prior comments 1 through 3 indicating you will obtain and file
updated technical reports and provide the disclosures that are required by Item 1300 of
Regulation S-K when your Form 10-K for the fiscal year ended December 31, 2023 is
filed. However, given the nature and scope of the omitted information, we believe that an
amendment to your Form 10-K for the fiscal year ended December 31, 2022, and the
associated technical reports will be necessary.

Please arrange to obtain and file the revised technical reports and the annual report to
include all of the required information. Additionally, it appears that you should reassess
and update your conclusion that your disclosure controls and procedures were effective as
of December 31, 2022 to clarify that in light of the omissions these were not actually
effective. We have further guidance in the remaining comments in this letter that you
should address in conjunction with your amendments and in preparing your response.

Exhibits 96.1, 96.2, and 96.3, page E-1

3.   The revisions proposed in response to prior comments 5, 7, 8, 11, 13, 14, 15, 16, 17, and
19 should be made in the revised technical reports that are filed with your amended annual
report. Please arrange with the qualified persons involved to obtain and file technical
reports that include this information.

4.   We note your response to comment 6 and have the following observations:

•   Figure 6.1 of Exhibit 96.1 is a gamma log cross section, which is not an appropriate
graphical depiction of the geology.
•   Figure 6.2 for Exhibit 96.2 is a mislabeled stratigraphic column, and your proposed
cross section is acceptable.
•   Figure 6-5 for Exhibit 96.2 is a gamma log and should be replaced by the former
stratigraphic column of Figure 6.2.
•   Section 6.3 of Exhibit 96.3 can either reference Figure 13-1 or duplicate the graphic
into Section 6.

Please discuss these observations with the qualified persons involved in preparing the
technical reports and arrange to obtain and file revised technical reports that address the
concerns mentioned above.

5.   The revisions proposed in response to prior comment 9 for each exhibit should be
expanded further to include the reclamation costs in order to provide a more
comprehensive financial analysis for each property.

6.   The disclosures proposed in response to prior comment 10 should be further revised to
change the statement indicating "economic viability has been established" for your
operating properties, to "economic viability may be implied".

7.   Based on your responses to prior comments 9, 10, 12, and 18, it appears that resources instead of reserves have been used to prepare the Life of Mine (LOM) production schedules, contrary to the guidance in Item 601(b)(96)(iii)(B)(13) of Regulation S-K.

Please discuss this concern with the qualified persons involved in preparing the technical reports and arrange to obtain and file revised reports that include LOM schedules that show the estimated production of reserves. Any associated content in the technical reports and any corresponding disclosures in your annual report, e.g. production schedules and economic assessments, should be revised as necessary to distinguish between reserves and resources when providing the required information.

Please contact Sondra Snyder at 202-551-3332 or Jenifer Gallagher at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mining Engineer at (202) 551-3718 if you have questions regarding comments on the mineral property disclosures.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation